Exhibit 99.2

Workplace Intelligence Leader Othership is Partnering with Toronto’s HR in Tech Crawl, Helping Organizations Drive Culture, Leadership, and Team Performance

Vancouver, British Columbia (May 27, 2026) — Othership today announced its partnership with Toronto’s HR in Tech Crawl to support and lead the event’s final venue experience on June 26, 2026, from 2:50 to 4:30 p.m. The flagship conference brings together HR and recruitment leaders from across the tech industry for community-driven programming and networking, with the closing experience focused on “Culture, Leadership & Team Performance.” This partnership is a valuable opportunity for Othership to introduce its transformative workplace intelligence solution to senior HR leaders seeking better ways to drive workforce engagement and collaboration in increasingly distributed work environments.

“Othership is much more than a workspace booking platform or workplace management tool. It allows organizations to create visibility, connection and trust across teams as they navigate a changing work environment,” said Othership founder Arnaud Mardegan. “Strong leadership and transparency are critical to maintaining a strong culture and engagement amongst employees and leadership. Othership gives organizations the flexibility to build a workplace experience that adapts to their people’s specific needs — whether they’re in-office, remote, or distributed — while limiting friction and creating stronger connections between leadership and teams.”

With Othership’s support, the HR in Tech Crawl’s final venue experience will provide HR leaders and organizations with new approaches to building culture and leadership at scale. As sponsor of the “Culture, Leadership & Team Performance” venue, Othership will help lead discussions on how greater visibility into workplace collaboration can foster high-performing, connected teams, even in a rapidly evolving work environment. The session will feature expert discussions on manager effectiveness, talent density, and organizational alignment, and conclude with a collective wisdom roundup and key takeaways for attendees.

Combining a Workspace Finder solution for hybrid and traveling professionals and a Workplace Manager solution for organizations with in-office and distributed workforces, Othership empowers decision makers with key insights into how their organizations and teams operate. The platform ultimately enables smarter planning, reduces unused space, enhances sustainability and productivity, and helps reshape offices to prioritize connection and collaboration.

About Othership

Othership, a subsidiary of ZenaTech Inc. (Nasdaq: ZENA), is a cloud-based workplace intelligence platform that uses data-driven insights to help organizations optimize workspaces, reduce real estate spend, improve capital efficiency, and increase employee engagement. The platform provides executives and HR leaders with access to 5000+ workspaces worldwide, as well as clear visibility into their existing space utilization, workforce deployment, and operational performance to inform strategic decision-making. Othership supports smarter planning, improved sustainability, and enhanced workplace culture, aligning corporate goals and employee needs.

Safe Harbor

This press release and related comments include “forward-looking statements” within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. This forward-looking information relates to future events or future performance of Othership and reflects management’s expectations and projections regarding Othership’s growth, results of operations, performance, and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “aim”, “seek”, “is/are likely to”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology intended to identify forward-looking statements.  Forward-looking information in this document includes, but is not limited to Othership’s expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; expectations with respect to future production costs and capacity; Othership's ability to deliver products to the market as currently contemplated, including Workspace Finder and Workplace Manager; Othership's ability to develop products for markets as currently contemplated; Othership’s anticipated cash needs and its needs for additional financing; Othership’s intention to grow the business and its operations and execution risk; expectations with respect to future operations and costs; the volatility of stock prices and market conditions in the industries in which its parent, ZenaTech, operates; regulatory risks; unfavorable publicity or consumer perception; difficulty in forecasting industry trends; the ability to hire key personnel; the competitive conditions of the industry and the competitive and business strategies of Othership; Othership’s expected business objectives for the next twelve months; Othership’s ability to obtain additional funds as required including from its parent, ZenaTech, or affiliated companies; investment capital and market share; the ability to complete any contemplated acquisitions; changes in the target markets; market uncertainty; management of growth (plans and timing for expansion); patent infringement; litigation; applicable laws, rules and regulations; and other related risks and uncertainties disclosed under the heading “Risk Factors“ in ZenaTech's filings filed with the United States Securities and Exchange Commission (the “SEC”) on EDGAR through the SEC’s website at www.sec.gov. Othership undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management’s best judgment based on information currently available. No forward-looking statement can be guaranteed, and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.

Contact for more information:

Celeste Maridat

PR & Communications Specialist

ZenaTech, Inc.
media@zenatech.com